OMV

03037272

News Release

October 22, 2003
9.45am (UK time) — 10.45am (CET)

www.omv.com

OMV becomes the biggest international gas operator in Pakistan

- **Sawan gas field begins full production**
- **Daily sales output of 9 million m³**
- **OMV's gas production in Pakistan more than triples**

On Wednesday October 22, the Sawan gas field operated by OMV in southern Pakistan was formally opened. The total daily sales volume of the field will be 9 million (mn) m^3 or 340 scf/d. This will enable OMV (Pakistan) Exploration GmbH, a 100%-owned subsidiary of OMV Aktiengesellschaft, to more than triple its natural gas production from 5,000 to 18,000 barrels oil equivalent per day (boe/d). Pakistan has thereby clearly established itself as a core E&P region for OMV.

Wolfgang Ruttenstorfer, CEO of OMV said: "The opening of Sawan is a milestone in our activities in Pakistan. With the start of full production at this field, we have become the biggest international gas operator in Pakistan. OMV will now be responsible for meeting 18% of the country's demand for natural gas."

The Sawan gas field is located in the Sindh Province in the central Indus Basin and is about 500 km from the port city of Karachi. As a partner of an international consortium, OMV is responsible for the operation of the field. Sawan was discovered in 1998 and has been developed in just five years. A total of approximately USD 265 mn has been invested in the construction of infrastructure, with OMV's share amounting to approximately USD 50 million. Sawan has commercially usable reserves of more than 45 billion m^3, and OMV's share of the daily production is around 13,000 boe (2.1 mn m^3) per day.

OMV's biggest field development

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production said: "OMV has carried out this field development within the targeted budget and time frame. This is by no means the rule in undertakings of such dimensions and complexity." The most modern technology has been employed in the development of Sawan, which is the biggest field development in the history of the OMV Group.

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Optimal strategic position

The development of the Sawan natural gas field took place in two steps, for both of which supply contracts exist with the Pakistani gas companies Sui Southern Gas Company and Sui Northern Gas Pipelines. The production start-up, with a daily sales volume of 4.5 mn m^3, occurred in June 2003. With the beginning of full production, the field now has a daily output of 9 mn m^3. Helmut Langanger emphasized the advantageous strategic position of the natural gas field: "Sawan is located directly between the markets of the two Pakistani gas suppliers, Sui Northern Gas Pipelines and Sui Southern Gas Company, which enables us to deliver to both companies. We intend to make the most of this hub position and strengthen it even further in the future through additional exploration activities."

Biggest international natural gas operator in Pakistan

With the beginning of full operation at Sawan, OMV has become the biggest international natural gas operator in Pakistan. As the operator of the field, OMV is now responsible for 17 mn m^3 per day (100,000 boe/d) or approximately 18% of the Pakistani demand for natural gas. Of this, around 60% comes from the Sawan production, around 30% from the Miano Field and around 10% from the Kadanwari Field, which is operated for ENI. The production start of Sawan leads to a tripling of the Group's natural gas production in Pakistan. OMV's share of this production volume increased by 2.1 mn m^3 to approximately 2.9 mn m^3 per day or 18,000 boe/d. OMV has been active in Pakistan since 1991, and including Sawan, has to date invested approximately USD 150 mn in exploration activities and field development.

Notes to editors:

Facts and figures on the development of Sawan:

Duration of construction: 5 years
Total investment: USD 265 mn (OMV share: USD 50 mn)
Employment of up to 2,950 workers on the construction site
A total of 9,000 metric tons of steel and 465,000 meters of cable used in construction
9.5 mn accident-free working hours

Consortium partners in the Sawan field:

OMV (PAKISTAN), operator	19.74%
Pakistan Petroleum Limited	26.18%
Eni AEP Limited	23.68%
Government Holdings Private Limited	22.50%
Moravske Naftove Doly a.s.	7.90%

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 458 Pakistanis and 15 expatriates, of whom 12 are Austrians. The activities of OMV are concentrated in the central Indus Region, where OMV has established itself in a strong position as an operator. In 1998 OMV discovered the large Sawan gas field, which was declared to be commercially usable in December 1999. Sawan has commercial reserves of more than 45 billion m^3. The Miano gas field was discovered in 1993 in the first drilling and went into production at the end of December 2001, with a daily sales volume of 2.5 mn m^3 of natural gas. OMV has a 17.7% stake in the Miano field and its share of the present Miano gas production is around 5,000 boe/d.

OMV Exploration and Production (E&P): In 2002 OMV produced approximately 20 mn barrels of crude oil and NGL (natural gas liquids), as well as approximately 66 billion cubic feet (around 1.75 billion m^3) of natural gas. By 2008 the Group plans to increase its daily production rate from the present level of around 117,000 boe to 160,000 boe/d. OMV began developing its international E&P activities in 1985 with participations in Libya. The Group now has a balanced international E&P portfolio in 16 countries. Core regions of the E&P business are the Danube-Adriatic region, the U.K., North Africa, the Middle East and Australia/New Zealand.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com
Cubitt Consulting	
Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–September and Q3 2003** on November 12, 2003